SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NII Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

62913F201

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 62913F201

1.	Name of Reporting Person: Nextel Communications, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,396,837

		6.	Shared Voting Power: 5,721,851

		7.	Sole Dispositive Power: 1,396,837

		8.	Shared Dispositive Power: 5,721,851

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,118,688

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 35.59%

12.	Type of Reporting Person: CO

(Page 2 of 8)

CUSIP No. 62913F201

1.	Name of Reporting Person: Unrestricted Subsidiary Funding Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 5,721,851

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 5,721,851

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,721,851

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 28.61%

12.	Type of Reporting Person: CO

(Page 3 of 8)

Item 1.
	(a)	Name of Issuer:
NII Holdings, Inc
	(b)	Address of Issuer's Principal Executive Offices:
10700 Parkridge Boulevard, Suite 600 Reston, Virginia 20191

Item 2.
	(a)	Name of Person Filing:
Nextel Communications, Inc. ("Nextel") Unrestricted Subsidiary Funding Company ("USFCo")
	(b)	Address of Principal Business Office or, if none, Residence:
2001 Edmund Halley Drive Reston, Virginia 20191
	(c)	Citizenship:
Nextel and USFCo are Delaware corporations.
	(d)	Title of Class of Securities:
Common Stock, $0.001 par value
	(e)	CUSIP Number:
62913F201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

(Page 4 of 8)

Item 4.	Ownership.

Nextel as the sole stockholder of USFCo may be deemed to be the beneficial owner of all shares beneficially owned by USFCo, which constitute an aggregate of 5,721,851 shares, or approximately 28.61% of the shares outstanding on November 12, 2002, as well as the 1,396,837 shares Nextel owns directly. As a result, Nextel may be deemed to be the beneficial owner of all of the foregoing shares, constituting an aggregate of 7,118,688 shares, or approximately 35.59% of the shares outstanding as of November 12, 2002.

Nextel has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 5,721,851 shares owned directly by USFCo. In addition, Nextel has sole voting and dispositive power with respect to the 1,396,837 shares it owns directly.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

(Page 5 of 8)

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

NEXTEL COMMUNICATIONS, INC.

By:	/s/ Leonard J. Kennedy Leonard J. Kennedy
Senior Vice President and General Counsel

UNRESTRICTED SUBSIDIARY FUNDING COMPANY

By:	/s/ Leonard J. Kennedy Leonard J. Kennedy Vice President

(Page 6 of 8)

EXHIBIT 1

IDENTIFICATION OF MEMBER OF THE GROUP

     Nextel Communications, Inc. and Unrestricted Subsidiary Funding Company, a wholly owned subsidiary of Nextel Communications, Inc, are filing this statement on Schedule 13G as a group. Nextel Communications, Inc. and Unrestricted Subsidiary Funding Company are the holders of record of the Common Stock referenced by the Schedule 13G to which this Identification is annexed as Exhibit 1.

(Page 7 of 8)

EXHIBIT 2

AGREEMENT OF
NEXTEL COMMUNICATIONS, INC.
AND
UNRESTRICTED SUBSIDIARY FUNDING COMPANY
PURSUANT TO RULE 13d-1(k)

     The undersigned hereby agree that the Schedule 13G to which this Agreement is annexed as Exhibit 2 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule 13G is true, complete and correct.

February 13, 2003

NEXTEL COMMUNICATIONS, INC.

By:	/s/ Leonard J.Kennedy Leonard J. Kennedy Senior Vice President and General Counsel

UNRESTRICTED SUBSIDIARY FUNDING COMPANY

By	/s/ Leonard J. Kennedy Leonard J. Kennedy Vice President

(Page 8 of 8)